UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (INCLUDING THE CONTENT OF EXHIBITS 99.1 AND 99.2 HERETO) IS HEREBY INCORPORATED BY REFERENCE INTO TH E REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8 (SEC FILE NO. 333-177834), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Annexed hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference are copies of (i) the Sapiens International Corporation N.V. (“Sapiens”) Notice of Special General Meeting of Shareholders and Proxy Statement, each dated September 24, 2015, and (ii) the related Proxy Card for use in connection with such meeting, respectively, which are being mailed to the shareholders of Sapiens in connection with Sapiens’ Special General Meeting of Shareholders, which is scheduled to be held on October 27, 2015.

Exhibits

Exhibit 99.1	Notice of Special General Meeting of Shareholders and Proxy Statement, each dated September 24, 2015, related to the Special General Meeting of Shareholders of Sapiens, scheduled to be held on October 27, 2015.
Exhibit 99.2	Proxy Card for use in connection with the foregoing Special General Meeting of Shareholders of Sapiens.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: September 24, 2015	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer